UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                               (Amendment No.2)*

                                XeTel Corporation
              ----------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   983942-10-3
              ----------------------------------------------------
                                 (CUSIP Number)

                Kenji Hyoi, 149 Kifer Court, Sunnyvale, CA 94086
                                  (408)222-3806
              ----------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                             May 14 and May 17, 1999
              ----------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 2 Pages

                                  SCHEDULE 13D

CUSIP No. 983942-10-3                                         Page 2 of 2 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      ROHM U.S.A., Inc. (77-0245080)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
      N.A.                                                               (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N.A.
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           |_|
       N.A.
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        44.9%
 NUMBER OF        --------------------------------------------------------------
   SHARES         8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              44.9%
  OWNED BY        --------------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
 REPORTING
   PERSON               44.9%
    WITH          --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        44.9%
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      44.9%
--------------------------------------------------------------------------------
12    CHECK THIS BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                |x|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      44.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

Exhibit

Item 1:     Security and Issuer
            Common stock of XeTel Corporation at 2105 Gracy Farms, Austin, TX 78758

Item 2:     Identity and Background
            Name: ROHM U.S.A., Inc.
            Address of principal office: 149 Kifer Court, Sunnyvale, CA 94086 Principal business: Holding company
            Civil & Criminal proceedings: N. A.

Item 3:     Source and Amount of funds
            Form 13D is filed to state the decrease of shareholding by disposal of 92,000 shares. Hense, this item is described as N.A.

Item 4:     Purpose of Transaction
            This item is N.A. due to the above reason stated in item 3.

Item 5:     Interest in Securities of the Issuer
            1) Issuer's outstanding commonstock: 9,206,702 shares (As of March 27, 1999)
            2)    No. of ROHM's shareholding before disposal: 4,234,411 shares
            3)    No. of disposal shares under the rule 144: 92,000 shares
            4)    No. of ROHM's current shareholding: 4,142,411 shares
            * Sole voting power/dispositive power as well as shared are the same as above.

Item 6:     Contracts, Arrangements, and etc.
            N.A.

Item 7:     Materials to be filled as Exhibits
            N.A.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!